*AB
3/20

14048751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8- 44166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLOBAL INVESTOR SERVICES, L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1010
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Singer 561-784-8922
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

DD
3/24/14

OATH OR AFFIRMATION

I, Daniel Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GLOBAL INVESTOR SERVICES, L.C.**, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

CEO
(Title)

(Notary Public)

OLGA BUSTAMANTE
Notary Public - State of Florida
My Comm. Expires May 13, 2014
Commission # DD 991726

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Global Investor Services, L.C.

Statement of Financial Condition

December 31, 2013

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Global Investor Services, L.C.
Miami, Florida

We have audited the accompanying statement of financial condition of Global Investor Services, L.C. as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Investor Services, L.C. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

February 26, 2014
Miami, Florida

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

GLOBAL INVESTOR SERVICES, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
CASH AND CASH EQUIVALENTS (NOTE 2)	$ 1,580,864
DUE FROM BROKERS (NOTE 2)	118,162
DEPOSIT AT CLEARING BROKERS (NOTE 2)	200,008
NOTE RECEIVABLE (NOTE 3)	443,421
OTHER RECEIVABLES	110,153
OTHER ASSETS	186,433
	$ 2,639,041
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses (Note 4)	$ 175,106
Commissions payable	819,458
Total liabilities	994,564
COMMITMENTS AND CONTINGENCIES (NOTE 7)	
MEMBERS' EQUITY	1,644,477
	$ 2,639,041

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Investor Services, L.C. (the "Company"), was organized on December 24, 1998 as a Florida Limited Liability Company. The Company is a broker and dealer whose primary focus of business is to provide execution, clearing and administrative services to foreign brokers through subclearing arrangements. The Company also sells listed, over the counter equities, options, mutual funds and corporate bonds to retail investors, primarily on a riskless principal basis. The Company is a 95.5% owned subsidiary of Hencorp Becstone, L.C.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits.

Securities Transactions

Securities transactions and related commission income and clearing charges are reported on a trade date basis.

Note Receivable

Note receivable is an uncollateralized obligation with a group of brokers and is stated at the outstanding balance due for repayment. The carrying amount of the note may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the note is fully collectible and is therefore stated at net realizable value at December 31, 2013, management has not recorded an allowance for doubtful accounts.

Other Receivables

Other receivables are uncollateralized customer obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current credit worthiness, estimates the portion if any, of the balance that will not be collected. As management believes that the receivables are fully collectible and are therefore stated at net realizable value at December 31, 2013, management has not recorded an allowance for doubtful accounts.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, these income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreements of the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Revenue Recognition

The Company recognizes its revenues as services are provided and collection is reasonably assured.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. DUE FROM BROKERS

The Company's primary clearing and depository operations are provided by Pershing, a Bank of New York Company, whose principal office is in Jersey City, New Jersey. The underlying agreement provides for early termination fees ranging from $75,000 to $300,000 through 2018. In addition, the Company maintains a clearing relationship with J.P. Morgan, whose principal office is in New York City, New York. Amounts due from brokers, deposit at clearing brokers, and cash and cash equivalents of $1,296,430, are due from and held by these brokers.

NOTE 3. NOTE RECEIVABLE

On January 11, 2013, the Company entered into a $600,000 uncollateralized note receivable with a group of brokers (Borrowers). The note receivable bears interest at 3.5% per annum, with repayment due on the earlier of either six equal monthly payments of principal of $25,000 commencing July 2013, and twelve equal monthly payments of principal of $37,500 commencing January 2014, or termination of relationship between the Company and the Borrowers. Interest is due and payable by the Borrowers on the maturity date. The Company accrued $18,421 in interest income related to this note, which is included as a component of note receivable in the accompanying statement of financial condition.

NOTE 4. MANAGEMENT AGREEMENT

The Company receives management and administrative services, including office facilities, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff in consideration of a management fee. As of December 31, 2013, $60,087 of management fees were unpaid. This amount is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness," as defined. At December 31, 2013, the Company's "Net Capital" was $846,623 which exceeded requirements by $746,623 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.17 to 1.

NOTE 6. RISK CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has employment agreements with various executives. Certain of the executives are eligible to receive, amongst other things, membership interests and bonuses based on the performance of the Company. During 2013, a 1% membership interest was issued to an executive under these agreements.

Additionally, certain annual salaries and bonuses earned by the executives may be paid in the form of membership interests in the Company. During 2013, a total of 1% membership interests were issued to two executives in lieu of bonus payments.

Regulatory Matters

During 2012, Financial Industry Regulatory Authority's Department of Enforcement commenced an inquiry to determine whether the Company complied with certain rules and regulations relating to payments to non-member foreign firms and with anti-money laundering regulations. Although the Company believes that it is in compliance with the rules and regulations under inquiry, the ultimate outcome of this matter and its effect on the Company's financial condition and results of operations cannot be presently determined.